UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Weight Watchers International, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

948626106

(CUSIP Number)

June 30, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 948626106	13G	Page 2 of 10 Pages

1.	Name of Reporting Persons Artal Group S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 38,247,893
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 38,247,893
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,247,893
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 52.4%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 948626106	13G	Page 3 of 10 Pages

1.	Name of Reporting Persons Artal International S.C.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 38,247,893
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 38,247,893
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,247,893
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 52.4%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 948626106	13G	Page 4 of 10 Pages

1.	Name of Reporting Persons Artal Luxembourg S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 38,247,893
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 38,247,893
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,247,893
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 52.4%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 948626106	13G	Page 5 of 10 Pages

1.	Name of Reporting Persons Artal Services N.V.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.0%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 948626106	13G	Page 6 of 10 Pages

1.	Name of Reporting Persons Artal Participations & Management S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.0%
12.	Type of Reporting Person (See Instructions): OO

Page 7 of 10 Pages

Item 1	(a).	Name of Issuer:

Weight Watchers International, Inc. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 11 Madison Avenue, 17th Floor, New York, New York 10010.

Item 2	(a).	Name of Person Filing:

This Schedule 13G is filed by:

(i) Artal Group S.A.;

(ii) Artal International S.C.A.;

(iii) Artal Luxembourg S.A.;

(iv) Artal Services N.V.; and

(v) Artal Participations & Management S.A.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The principal office and business address of each of Artal Group S.A., Artal International S.C.A., Artal Luxembourg S.A. and Artal Participations & Management S.A. is 105 Grand-Rue, L-1661 Luxembourg, Luxembourg.

The principal office and business address of Artal Services N.V. is Woluwedal, 28 B-1932 St. Stevens-Woluwe, Belgium.

Item 2	(c).	Citizenship:

Each of Artal Group S.A., Artal International S.C.A., Artal Luxembourg S.A. and Artal Participations & Management S.A. is organized under the laws of Luxembourg.

Artal Services N.V. is organized under the laws of Belgium.

Item 2	(d).	Title of Class of Securities:

Common Stock, no par value per share (the “Common Stock”).

Item 2	(e).	CUSIP Number:

948626106

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Page 8 of 10 Pages

Item 4.	Ownership.

	(a)	Amount beneficially owned:

As of the date hereof, Artal Holdings, Sp. z o.o. Succursale de Luxembourg (“Artal Holdings”) is the record owner of 38,247,893 shares of Common Stock. Artal Luxembourg S.A. holds an irrevocable proxy with respect to 15,000,000 of these shares. Artal Holdings is a subsidiary of Artal Luxembourg S.A., which is a subsidiary of Artal International S.C.A., which is managed by its managing partner, Artal International Management S.A., which is a subsidiary of Artal Group S.A., which is a subsidiary of Westend S.A., which is a subsidiary of Stichting Administratiekantoor Westend, whose sole member of the Board is Mr. Pascal Minne. Consequently, each of Artal Group S.A., Artal International S.C.A. and Artal Luxembourg S.A. may be deemed to be the beneficial owner of the shares of Common Stock held of record by Artal Holdings.

As of the date hereof, neither Artal Services N.V. nor Artal Participations & Management S.A. may be deemed to be the beneficial owner of any shares of Common Stock.

	(b)	Percent of class:

Based on the Issuer having 73,031,820 shares of Common Stock outstanding (which, based on the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 12, 2011, was the number of shares of Common Stock outstanding as of April 30, 2011), as of the date hereof, each of Artal Group S.A., Artal International S.C.A. and Artal Luxembourg S.A. may be deemed to be the beneficial owner of approximately 52.4% of the number of shares of Common Stock outstanding. Neither Artal Services N.V. nor Artal Participations & Management S.A. may be deemed to be the beneficial owner of any shares of Common Stock.

	(c)	Number of shares of Common Stock as to which the reporting person has:

Artal Group S.A.

		(i)	Sole power to vote or to direct the vote: 38,247,893

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 38,247,893

		(iv)	Shared power to dispose or to direct the disposition of: 0

Artal International S.C.A.

		(i)	Sole power to vote or to direct the vote: 38,247,893

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 38,247,893

		(iv)	Shared power to dispose or to direct the disposition of: 0

Artal Luxembourg S.A.

		(i)	Sole power to vote or to direct the vote: 38,247,893

Page 9 of 10 Pages

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 38,247,893

	(iv)	Shared power to dispose or to direct the disposition of: 0

Artal Services N.V.

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 0

Artal Participations & Management S.A.

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof any reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following ☒. Each of Artal Services N.V. and Artal Participations & Management S.A. has ceased to be the beneficial owner of more than 5% of the number of shares of Common Stock outstanding.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2011

ARTAL GROUP S.A.

By:	Pascal Minne, as its Director

/s/ Pascal Minne

ARTAL INTERNATIONAL S.C.A.

By:	Artal International Management S.A., as its Managing Partner

By:	Anne Goffard, as its Managing Director

/s/ Anne Goffard

ARTAL LUXEMBOURG S.A.

By:	Anne Goffard, as its Managing Director

/s/ Anne Goffard

ARTAL SERVICES N.V.

By:	Bernard Darimont, as its Managing Director

/s/ Bernard Darimont

ARTAL PARTICIPATIONS & MANAGEMENT S.A.

By:	Anne Goffard, as its Managing Director

/s/ Anne Goffard